UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number : 1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD ANNOUNCES IT HAS AGREED TO NEW TERMS IN
ITS BANK CREDIT FACILITY AND IS PROCEEDING WITH THE
REDEMPTION OF ALL OF ITS 8.42%, 8.52%, 8.54% AND 8.69% SENIOR
NOTES

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Form 51  –  102F3

Material Change Report

Item 1     Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2     Date of Material Change

September 28, 2007.

Item 3     News Release

A press release was issued by Quebecor World Inc. on September 28, 2007. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4     Summary of Material Change

Appended hereto is the Press Release that Quebecor World Inc. issued on the wire on September 28, 2007.

Item 5     Full Description of Material Change

See Item 4 above.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For any inquiries with respect to this material change report, please contact Tony Ross, Vice President, Communications at (514) 877-5317 or (800) 567-7070 or with Roland Ribotti, Vice President, Investor Relations and Assistant-Treasurer at (514) 877-5143 or (800) 567-7070.

Item 9     Date of report

October 5, 2007

(signed) Marie-É. Chlumecky
__________________________________

Marie-É. Chlumecky
Assistant Corporate Secretary

September 28, 2007                                                                                                                                   26/07

For immediate release                                                                                                                     page 1 of 3

QUEBECOR WORLD ANNOUNCES IT HAS AGREED TO NEW TERMS IN
ITS BANK CREDIT FACILITY AND IS PROCEEDING WITH THE
REDEMPTION OF ALL OF ITS 8.42%, 8.52%, 8.54% and 8.69% SENIOR
NOTES

Montréal, Canada  –  Quebecor World Inc. (NYSE: IQW, TSX: IQW) today announced that it has agreed to new terms in its syndicated bank credit facility. The amendment includes modification of the terms to provide financial flexibility through to maturity of the agreement in January, 2009. As part of the new agreement the Company has agreed to a $750 million facility, of which a portion will be secured by a lien on assets. The amendment also includes a commitment to reduce the facility to $500 million by July 1, 2008 and provides certain restrictions on the use of proceeds and terms of repayment.

In addition, Quebecor World Inc. announced today that Quebecor World Capital Corporation, a wholly owned subsidiary of Quebecor World Inc., will call for redemption on October 29, 2007 (the "Redemption Date") all of its outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020 (the "Notes") for a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Notes to the Redemption Date plus the applicable Make-Whole Amount (as such term is defined in the Note Purchase Agreements relating to the Notes) determined for the Redemption Date with respect to the outstanding principal amount of the Notes. The estimated aggregate redemption price of the Notes is approximately $370 million. Quebecor World Capital Corporation is giving written notice of the redemption to all Noteholders in whose name the Notes are registered.

Quebecor World believes the modified credit facility, combined with other financing initiatives currently underway, should provide the Company with the required liquidity to execute its business plan.

For immediate release                                                                                                                     page 2 of 3

Forward looking statements

This press release may include "forward-looking statements" that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the "Company"), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or continue" or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the "Risks and Uncertainties related to the Company's business" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2006, and the "Risk Factors" section of the Company's Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company's expectations as of September 28, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (NYSE:IQW, TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list

For immediate release                                                                                                                     page 3 of 3

technologies and other value-added services. Quebecor World has approximately 27,500 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Vice President, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Roland Ribotti Vice President, Investor Relations and Assistant-Treasurer Quebecor World Inc. (514) 877-5143 (800)567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Corporate Secretary

Date:     October 5, 2007